UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE
SECOND QUARTER 2021

edenor

Results for the second quarter 2021
Ticker: EDN Ratio: 20 Class B shares = 1 ADR Share Cap. Net of repurchases: 875 million shares | 43,8 million ADRs Market Cap. Net of repurchases[1]: ARS 35,3 bn | USD 199 million	Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, August 9, 2021. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE/ BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the second quarter of 2021. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Statements of Comprehensive Income (Loss), which are expressed at historical values.

Webcast Information

There will be a webcast to discuss edenor’s 2Q21 results on Tuesday, August 10, 2021, at 9:00 a.m. Buenos Aires time / 10:00 a.m. New York time.

The presentation will be given by German Ranftl, edenor’s Chief Financial Officer. For those interested in participating, please click HERE.

Questions will be answered exclusively through the webcast system.

In addition, there will be a live audio streaming of the conference on the page ir.edenor.com.

2Q 2021 EARNINGS WEBCAST	To join the webcast, please click HERE

[1] Listing as of 6/8/2021, ARS 40.3 per share y USD 4.55 per ADR

Edenor S.A – 2Q21 Earnings Release	2

SUMMARY OF RESULTS FOR THE SECOND QUARTER 2021

Edenor has managed to sustain the improvement in its service quality levels together with an improvement in the efficiency of the use of its resources.

In millon of Pesos	6 Months			2Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Revenue from sales	47,148	59,513	(21%)	23,838	26,953	(12%)
Adjusted EBITDA	2,405	4,070	(41%)	1,373	(996)	na
Net income	(11,636)	(2,692)	332%	(10,909)	(3,833)	185%
Capital expenditures	6,170	5,915	4%	3,366	3,740	(10%)

Revenue from sales decreased by 12%, reaching ARS 23,838 million in 2Q21, due to the fact that the company is renegotiating the tariff of the Distribution Value Added (VAD) on the one hand, and for energy seasonal price purposes in an inflationary context, which entailed a decrease in revenues in real terms, partially offset by an increase in demand driven by a recovery in commercial and industrial activity between the comparison periods, and the tariff adjustment applied as from May 1st.

Despite adjusted EBITDA has a positive increase in 2Q21, in the first semester it decreased 41% compared to the first semester of 2020. The difference can be explained by a decrease in revenue from sales, which was offset by a decrease in operating costs, an improvement in energy losses, and recognized income under the Framework Agreement for investments and an increase in the tariff since May 1st, 2021.

Net results accumulated losses for ARS 10,909 million in 2Q21, increasing losses by ARS 7,076 million compared to the same period of last year. The major impact (ARS 7.473 million) may be explained by the higher income tax charge recorded in the period due to the adjustment generated by the change in the tax rate.

In addition, there was a lower loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM).

During the first semester of 2021, investments reached ARS 6,170 million, representing a 4% increase in real terms compared to the same period of the previous year, despite the decrease in the second semester that is mainly due to the impact of the extraordinary activation of the 500/220 Kw 800 MVA transformer bank at General Rodriguez station for ARS 1,385 million registered in the second quarter of last year. Without this activation, increase in investments would have been higher.

Edenor S.A – 2Q21 Earnings Release	3

RELEVANT EVENTS

Sale of Class A shares and Change of Control

In relation to the contract for the sale of controlling shares of edenor, which was announced on December 28, 2020, the operation was authorized by the ENRE on June 23, 2021. Subsequently, on June 30, 2021, the transfer of all Class A shares, representing 51% of the share capital and votes of the Company owned by Pampa Energía S.A., was made in favor of Empresa de Energía del Cono Sur S.A. (Edelcos).

New Board and Main Officers

Within this context, as from the transfer abovementioned, the resignation of Class A Directors took place, giving rise to a vacancy situation. The Company´s Supervisory Commission has therefore appointed Mr. Neil A. Bleasdale (President), Mr. Esteban Macek (Vicepresident), Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Regular Directors, and Mr. Hugo Quevedo, Mr. Mariano C. Libarona, Mr. Daniel O. Seppacuercia, Mr. Diego Hernán Pino, Mr. Sebastián Álvarez and Ms. María Teresa Grieco as Alternate Directors.

In addition, under the process of change of control, new officers were appointed. The most prominent appointments were those of Mr. Neil Bleasdale as President and Chief Executive Officer, Mr. German Ranftl as Chief Financial Officer, María José Van Morlegan as Director of Legal Affairs, Fabiana Colombo as Director of Purchasing, Logistics and Supply and Fabián Doman as Director of Institutional Relations.

9.75 % Senior Notes due 2022 – Waiver of the change of control clause

Clause 10.3 of the issue prospectus of Class 9 Notes (N 2022), establishes that each holder of these instruments shall have the right to demand the Company to repurchase all or part of them upon a change of control in the company.

On July 16, 2021, the Company's Board of Directors approved the launch of the consent solicitation to the holders of 2022 Senior Notes and the markets were duly notified of it. The aforementioned solicitation, expiring on July 30, 2021, was subject to the receipt of the respective consents by the holders of 2022 Notes. The solicitation offered a cash payment equivalent to USD 20 per USD 1,000 principal amount of the Notes for those who accepted the proposal.

On July 30, edenor obtained the support of the majority of 2022 Notes holders and achieved the waiver of the change of control clause. With this approval, all maturities and conditions of the Notes remain unchanged from the original terms and conditions of issue.

Edenor is grateful to those holders who supported the consent for the trust placed in the company.

On August 6, 2021, such holders of Senior Notes who have submitted consents in a timely manner received the Consent Payment.

Mandatory Tender Offer

In relation with the approval of the sale of class A shares, on July 29, Edelcos announced the launch of a mandatory Tender Offer to all holders of Class B and Class C common shares issued by the Company, including the holders of ADRs, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

Edenor S.A – 2Q21 Earnings Release	4

National Electricity Regulatory Entity on Ordinary Proceeding (Case File No. 16/2020)

On May 4, 2021, the Company was notified of the lawsuit filed by ENRE in relation to the compliance by edenor of points 9.2.1 and 9.2.2 of the “Contract Renegotiation Agreement” in respect of differences with cause on the date of payment of certain penalties included therein.

As of the date of issue of these Condensed Interim Financial Statements, the Company has answered the lawsuit, and the process follows its course.

The Company understands that it has sufficient arguments under the Contract Renegotiation Agreement to sustain the payment made under such conditions and are in accordance with the law, have the nature of a repayment and did not imply any damage to users. In this regard, the Company and its legal advisors understand that they have solid and sufficient arguments to make their position prevail in court; therefore, as of June 30, 2021, it has not recorded any liability for this concept, but have explained the topic in Note 7 of the financial statements

Framework Agreement

As of June 30, 2021, the Company received, under the Agreement described in Note 2.f) to the Financial Statements as of December 31, 2020, a first disbursement for ARS 1,500 million, which, as indicated in such agreement, must be used specifically to comply with the Preventive and Corrective Work Plan of the Electric Distribution Network. The Company may be able to dispose of the aforementioned funds once the ENRE certifies compliance with the progress of the execution of the works included in the aforementioned plan and their respective financial highlights.

As of the date of issue of these Condensed Interim Financial Statements, the Company has drawn down a total of ARS 809 million, corresponding to the presentations of works advance that have been carried out.

Contingencies and Legal Proceedings

As of the date of issue of these Condensed Interim Financial Statements, there are no significant modifications regarding the situation disclosed by the Company in the Financial Statements as of December 31, 2020, except for the following:

-Federal Administration of Public Revenues (“AFIP”) - Difference in the contribution rate to the Unified Social Security System (“SUSS”) (Decree No. 814/2001) for fiscal periods 12/2011 to 11/2019.

On July 6, 2021, the Company filed an appeal before the National Court of Appeals on Social Security matters against Resolution No. 1740/2021 issued by AFIP which resolved to dismiss the presentation filed by edenor in relation to the determination of debt for contributions to the Argentine Integrated Pension System in respect of differences detected by the use of the rate established in Section 2 subsection B) 2001, i.e. 17%, corresponding to the period January 2017 to June 2019. According to the AFIP, the rate to be applied is the one mentioned in Section 2 Clause a), i.e. 21%, of Decree No. 814.

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution that has determined another debt for the same concept, corresponding to the period July 2019 to November 2019.

This new notice is added to the one received on July 12, 2018 corresponding to the period from December 2011 to December 2016. These claimsare still in administrative instance.

The Company's Management understands that the application of the 17% rate is correct. In this regard, according to the analysis made, it is admissible to understand that "partially state-owned corporations governed by Law No. 19,550" shall refer to all partially state-owned corporations with minority interest, whatever the reason for which such interest has been acquired. Therefore, the interest that the National Social Security Administration ("ANSES") reports to own in certain corporations, among which the Company is included, enters there.

Edenor S.A – 2Q21 Earnings Release	5

On August 3, 2018, December 23, 2019 and April 21, 2021, the Company has challenged the three resolutions.

In such conditions and in relation to the aforementioned determination of the AFIP, the Company and its legal advisors believe that there are solid and sufficient arguments to make their position prevail in court. Consequently, the Company has not recorded any liability for this matter as of June 30, 2021.

Termination upon default of the Real Estate Asset

In relation to the real estate asset to be built, which was acquired by the Company in November 2015, the subsequent termination of the contract for breach of RDSA in August 2018, and the legal actions filed by the Company against the seller and the insurance company, and in reference to the transactional agreement dated September 30, 2019, entered into by the Company and Aseguradora de Cauciones S.A., as of the date of these Condensed Interim Financial Statements, there are no significant modifications regarding the situation disclosed by the Company in the Financial Statements as of December 31, 2020, except for the following:

During the months of April and July 2021, the Company received an additional payment of USD 200,000 corresponding to the credit of USD 1 million in virtue of the agreement with Aseguradora de Cauciones S.A., thus leaving a remaining balance of USD 430,000 which will be collected in three quarterly installments according to the new payment schedule agreed between the Company and the insurance company.

In addition, as of June 30, 2021, a recovery gain of ARS 482 millon was recognized, which is disclosed in Other Financial Results, as a result of the acceptance of the “Contentious Credit Assignment Offer” made by Creaurban S.A.

Please note that the ENRE has requested an administrative investigation on this matter, notified in the Resolution which approved the sale of Pampa´s control to Edelcos.

Seasonal Price Update

On August 3, by means of Resolution N ° 748/21, effective as of August 1, and based on the MEM's winter seasonal program, the Secretariat of Energy establishes the incorporation of the seasonal price increase for GUDI clients (large distribution users.)

These increases reflect changes in the seasonal price of energy that is passed to final tariff without affecting Edenor's income.

Edenor S.A – 2Q21 Earnings Release	6

MAIN RESULTS FOR THE SECOND QUARTER 2021

In millon of Pesos	6 Months			2Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Revenue from sales	47,148	59,513	(21%)	23,838	26,953	(12%)
Energy purchases	(29,557)	(38,051)	(22%)	(15,423)	(17,738)	(13%)
Gross margin	17,591	21,462	(18%)	8,415	9,215	(9%)
Operating expenses	(19,614)	(22,236)	(12%)	(9,670)	(12,476)	(22%)
Other operating expenses	380	553	(31%)	600	113	431%
Net operating income	(1,643)	(221)	643%	(655)	(3,148)	na
Financial Results, net	(9,503)	(6,509)	46%	(4,692)	(3,406)	38%
RECPAM*	11,473	4,891	135%	5,468	2,231	145%
Income Tax	(11,963)	(853)	1302%	(11,030)	490	na
Net income	(11,636)	(2,692)	332%	(10,909)	(3,833)	185%

*Result for exposure to changes in purching power

Revenue from sales decreased by 12%, to ARS 23,838 million in 2Q21, against ARS 26,953 million in 2Q20. This is due to the fact that the company is renegotiating the tariff of the Distribution Value Added (VAD) on the one hand, and for energy seasonal price purposes in an inflationary context, which entailed a decrease in revenues in real terms, partially offset by an increase in demand driven by a recovery in commercial and industrial activity between the comparison periods

In relation to the CPD, a lower average sales price in real terms was evidenced despite the tariff adjustments of the CPD, generating lower revenues of approximately ARS 4,977 million. By means of Resolution No. 107/2021, the ENRE established new transitory tariffs schemes which are effective as of May and include a partial adjustment of tariffs of 9% on average for users. This increase entails a 20.9% increase in CPD for Edenor, which was not enough to offset the effects of inflation.

Lower revenues are also due to lower billings on account of the real-term decrease in the cost of energy purchases measured in pesos for ARS 1,361 million. As regards the seasonal price, effective as of April, by means of Resolution No. 78/2021, the ENRE issue new tariffs schemes increasing the price of energy for large distribution users (GUDIS), making them equal to the large users of the wholesale electricity market (MEM). Such Resolution also included a 5% increase in the tariff (with the exception for residential users) pending as from August 2019, pursuant to Resolution No. 14/2019 by the Secretariat of Renewable Resources and Electricity Market, which had not been passed to tariff and was being burdened by Edenor. These increases in the seasonal price of energy are passed to final tariff without affecting Edenor's income.

On its part, the physical volume of electricity sales, excluding consumptions by shantytowns, experienced a 14.7% increase, generating higher revenues for ARS 3,222 million in 2Q21 compared to the same period of the previous year.

Edenor S.A – 2Q21 Earnings Release	7

	6 Months 2021			6 Months 2020			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	4,651	44.3%	2,814,077	4,588	45.9%	2,764,569	1.4%	1.8%
Small commercial	915	8.7%	330,865	815	8.2%	324,192	12.3%	2.1%
Medium commercial	713	6.8%	30,921	700	7.0%	31,126	1.9%	(0.7%)
Industrial	1,732	16.5%	6,868	1,614	16.2%	6,875	7.3%	(0.1%)
Wheeling System	1,842	17.6%	686	1,629	16.3%	690	13.1%	(0.6%)
Others	-	0.0%	-	-	0.0%	-	0.0%	0.0%
Public lighting	339	3.2%	21	344	3.4%	21	(1.6%)	0.0%
Shantytowns and others	297	2.8%	484	304	3.0%	475	(2.2%)	1.9%
Total	10,488	100%	3,183,922	9,994	100%	3,127,948	5.0%	1.8%

	2Q 2021			2Q 2020			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,384	45.2%	2,814,077	2,394	50.0%	2,764,569	(0.4%)	1.8%
Small commercial	458	8.7%	330,865	349	7.3%	324,192	31.4%	2.1%
Medium commercial	340	6.4%	30,921	291	6.1%	31,126	16.9%	(0.7%)
Industrial	851	16.1%	6,868	692	14.4%	6,875	23.0%	(0.1%)
Wheeling System	893	16.9%	686	710	14.8%	690	25.8%	(0.6%)
Others
Public lighting	188	3.6%	21	189	3.9%	21	(0.1%)	0.0%
Shantytowns and others	162	3.1%	484	167	3.5%	475	(3.3%)	1.9%
Total	5,277	100%	3,183,922	4,791	100%	3,127,948	10.1%	1.8%

* 542,379 customers benefit from Social Tariff

The volume of energy sales increased by 10.1%, reaching 5,277 GWh in 2Q21, against 4,791 GWh for the same period of 2020. It is worth highlighting that the second quarter of the previous year was affected by the COVID-19 crisis, which generated strong changes in energy consumptions due to the restrictions imposed by the Preventive and Mandatory Social Isolation (“ASPO”, in Spanish) unlike the Preventive and Compulsory Social Distancing (“DISPO” in Spanish) in force during the same period this year, where a recovery in commercial and industrial activity was evidenced in relation to the previous year. Electricity consumptions by residential customers decreased by 0.4%, whereas commercial (small and medium) and industrial customers increased their consumptions by 24.8% and 24.4%, respectively. The residential demand decreased by 9 GWh, mainly because people spent more time at home during the second quarter of 2020 due to more severe restrictions on movement at the beginning of the pandemic. This effect was partially offset by an average temperature for May and June 0.8 ° C lower than the previous year. They are mainly due to the increase in commercial and industrial activity as a result of a flexibility of restrictions and the normalization of production compared to the second quarter of 2020.

Furthermore, edenor’s customer base rose by 1.8%, mainly on account of the increase in residential customers as a result of the market discipline actions and the installation over the last year of more than 29,650 integrated energy meters that were mainly intended for the regularization of clandestine connections.

Edenor S.A – 2Q21 Earnings Release	8

Energy purchases decreased by 13%, to ARS 15,423 million, in 2Q21, against ARS 17,738 million for the same period in 2020. This ARS 2,315 million decrease is mainly due to a 26.4% decrease in the average purchase price in real terms, which generated lower expenses for ARS 2,951 million. As we mentioned before, the purchase price had an increase between the comparison periods, the same corresponding to resolution 78/21 applicable as from April 2021. This decrease was partially offset by an 11.9% higher energy volume net of losses, valued at approximately ARS 1,590 million. In turn, the reference seasonal price for customers is still subsidized by the Federal Government, especially in the case of residential customers, where the subsidy reached 72% of the system’s actual generation cost in the second quarter of 2021, while the same was 23% for large users. Additionally, the energy loss rate decreased from 18.7% in 2Q20 to 17.2% in 2Q21. Therefore, the decrease in purchases is also explained by the costs associated with energy losses, which decreased by 64% in real terms due to the lower update of the reference seasonal price with respect to inflation, resulting in lower purchases for ARS 954 million.

The outbreak of the global pandemic has brought several consequences in economic activities worldwide that directly affected the Company’s activities, generating reduced collections, especially at the beginning of the lockdown. For these reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020. These obligations were partially regularized; even so, as of June 30, 2021 there is a debt of ARS 18,247 million before interest. As regards the treatment of the debt accumulated, pursuant to Resolution No. 371/21 the Secretariat of Energy moved forward with the regulation of the “Special Liabilities Regularization Regime” and requested information to CAMMESA for their determination. As of the date of this report, the Company has provided all the required information and is awaiting a definition by the Secretariat of Energy.

Edenor S.A – 2Q21 Earnings Release	9

Operating expenses decreased by 22%, reaching ARS 9,670 million in 2Q21, against ARS 12,477 million in 2Q20. This is mainly explained by a lower impairment of trade receivables in the amount of ARS 1,876 million as a result of a normalization of receivables compared to the beginning of the pandemic and the ASPO. In turn, there was a decrease in penalties reaching ARS 465 million due to a significant improvement in the quality of service, a lower consumption of supplies in the amount of ARS 189 million, and a lower depreciation of property, plant and equipment in the amount of ARS 187 million.

In million of pesos	6 Months			2Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Salaries, social security taxes	(6,422)	(6,752)	(5%)	(3,241)	(3,346)	(3%)
Pensions Plans	(450)	(406)	11%	(213)	(198)	8%
Communications expenses	(362)	(364)	(1%)	(190)	(212)	(10%)
Allowance for the imp. of trade and other receivables	(1,057)	(2,855)	(63%)	(317)	(2,193)	(86%)
Supplies consumption	(909)	(1,355)	(33%)	(512)	(701)	(27%)
Leases and insurance	(207)	(188)	10%	(95)	(96)	(1%)
Security service	(246)	(215)	14%	(122)	(115)	6%
Fees and remuneration for services	(4,383)	(4,344)	1%	(2,324)	(2,239)	4%
Amortization of assets by right of use	(276)	(190)	45%	(146)	(84)	75%
Public relations and marketing	(5)	(18)	(72%)	(2)	(17)	(90%)
Advertising and sponsorship	(2)	(9)	(78%)	0	(9)	(102%)
Depreciation of property, plant and equipment	(3,772)	(4,101)	(8%)	(1,882)	(2,069)	(9%)
Directors and Sup. Committee members’ fees	(18)	(22)	(18%)	(9)	(9)	5%
ENRE penalties	(803)	(487)	65%	(274)	(739)	(63%)
Taxes and charges	(686)	(923)	(26%)	(340)	(450)	(24%)
Other	(16)	(6)	167%	(3)	(2)	72%
Total	(19,614)	(22,236)	(12%)	(9,670)	(12,477)	(22%)

Financial results experienced a 38% increase in losses, reaching ARS 4,691 million in 2Q21, against losses for ARS 3,407 million in 2Q20. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA for ARS 2,658 million and lower financial interest charges paid in the amount of ARS 244 million. These results were partially offset by interest from financial placements in the amount of ARS 806 million and lower losses on account of exchange differences for ARS 782 million resulting from a lower devaluation of the Argentine Peso during the quarter and a decrease in foreign currency-denominated debt.

Net income decreased by ARS 7,076 million, recording losses for ARS 10,909 million in 2Q21, against losses for ARS 3,833 million for the same period in 2020. The major impact (ARS 7.463 million) can be explained by the increase in the income tax charge in the amount of ARS 11,520 million, mainly due to an adjustment corresponding to the change in the income tax rate, approved in June of this year by Law No. 27.630, which applies to fiscal year 2021.

In addition, there was a lower loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM).

Adjusted EBITDA

Despite adjusted EBITDA has a positive increase in 2Q21, in the first semester it decreased 41% compared to the first semester of 2020. The difference can be explained by a decrease in revenue from sales, which was offset by a decrease in operating costs, an improvement in energy losses, and recognized income under the Framework Agreement for investments and an increase in the tariff since May 1st, 2021.

There have been no EBITDA adjustments between the comparison periods.

In millon of Pesos	6 Months			2Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Net operating income	(1,643)	(221)	643%	(655)	(3,148)	na
Depreciation of property, plant and equipment	4,048	4,291	(6%)	2,028	2,152	(6%)
EBITDA	2,405	4,070	(41%)	1,373	(996)	na

Edenor S.A – 2Q21 Earnings Release	10

Capital Expenditures

Edenor’s capital expenditures in the first semester 2021 totaled ARS 6,170 million compared to ARS 5,915 in the same period last year. Capital expenditures of the period consisted of the following:

•	ARS 748 million in new connections;
•	ARS 2,912 million in grid enhancements;
•	ARS 1,334 million in maintenance;
•	ARS 69 million in legal requirements;
•	ARS 513 million in communications and telecontrol;

•	ARS 595 million in other investment projects.

During the first semester of 2021, investments reached ARS 6,170 million, representing a 4% increase in real terms compared to the same period of the previous year, despite the decrease in the second semester that is mainly due to the impact of the extraordinary registration of the 500/220 Kw 800 MVA transformer bank at General Rodriguez station for ARS 1,385 million registered in the second quarter of last year. Without this activation, increase in investments would have been higher.

Then, the investment highlights for the second quarter of this year was the installation of 40 MVA out of 80 MVA projected for the extension of Nordelta substation.

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the quality of service, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth in the last comprehensive tariff review, and even exceeding this year the quality indicators required by the regulator for the end of the tariff period in February 2022.

Edenor S.A – 2Q21 Earnings Release	11

Service Quality Standards

Quality standards are measured based on the duration and frequency of service outages using the SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the second quarter of 2021, SAIDI and SAIFI indicators were 11.9 hours and 4.4 outages per year over the last 12 months, showing a 10.9% and 18.0% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 13,1 % and 27,4 % lower than target values required by the RTI for the end of 2021. This recovery in service levels is mainly due to the investment plan devised by the company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid’s operation and management.

Edenor S.A – 2Q21 Earnings Release	12

Energy Losses

In 2Q21, energy losses experienced a 17.2 % decrease, against 18.7% for the same period of the previous year. Costs associated with these losses remained stable, experiencing a 64.5% decrease in real terms. This results in a ARS 954 million improvement in real terms.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

Over the last year, approximately 428 thousand inspections of Tariff 1 meters were conducted with a 57% efficiency, and more than 29,650 Integrated Energy Meters (MIDE) were installed. Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a striking rate of recidivism in fraud has been observed.

Indebtedness

As of June 30, 2021, the outstanding principal of our dollar-denominated financial debt amounts to USD 98.1 million, whereas the cash position net of financial debt amounts to USD 40.3 million. The financial debt consists exclusively of Senior Notes maturing in 2022. Lastly, after the closing of the quarter, on June 30th, edenor obtained the support of the majority of 2022 Senior Notes holders and achieved the waiver of the change of control clause. With this approval, all maturities and conditions of the Notes remain unchanged from the original terms and conditions of issue.

Edenor S.A – 2Q21 Earnings Release	13

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2020, edenor sold 20,179 GWh of energy and purchased 25,124 GWh (including wheeling system demands), with revenue from sales in the amount of ARS 114 billion adjusted by inflation as of June 2021. In turn, the company had negative net results in the amount of ARS 22 billion.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Edenor S.A – 2Q21 Earnings Release	14

Condensed Interim Statements of Financial Position

as of June 30, 2021 and December 31, 2020

Values expressed in constant purchasing power

In million of Argentine Pesos in constant purchising power	06.30.2021	12.31.2020		06.30.2021	12.31.2020
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	158,688	156,428	Adjustment to share capital	45,816	45,808
Interest in joint ventures	8	14	Additional paid-in capital	636	631
Deferred tax asset	384	351	Treasury stock	31	31
Other receivables	44	53	Adjustment to treasury stock	979	987
Financial assets at amortized cost	80	300	Adquisition cost of own shares	(3,823)	(3,823)
Total non-current assets	159,204	157,146	Legal reserve	3,232	3,232
			Opcional reserve	31,297	53,460
Current assets			Other comprehensive loss	(273)	(273)
Inventories	2,587	2,345	Accumulated losses	(11,636)	(22,163)
Other receivables	374	781	TOTAL EQUITY	67,134	78,765
Trade receivables	17,330	17,721
Financial assets at amortized cost	242	97	LIABILITIES
Cash and cash equivalents	8,557	5,463	Non-current liabilities
Total current assets	33,689	29,189
			Trade payables	601	653
			Other payables	8,019	7,871
TOTAL ASSETS	192,893	186,335	Borrowings	9,379	10,345
			Deferred revenue	1,453	1,842
			Salaries and social security payable	401	381
			Benefit plans	1,078	938
			Deferred tax liability	40,726	29,691
			Provisions	3,076	3,044
			Total non-current liabilities	64,733	54,765

			Current liabilities
			Trade payables	50,994	41,348
			Other payables	4,247	3,756
			Borrowings	163	179
			Derivative financial instruments	1	1
			Deferred revenue	37	46
			Salaries and social security payable	3,251	4,677
			Benefit plans	84	105
			Tax payable	370	-
			Tax liabilities	1,468	2,245
			Provisions	411	448
			Total current liabilities	61,026	52,805
			TOTAL LIABILITIES	125,759	107,570

			TOTAL LIABILITIES AND EQUITY	192,893	186,335

Edenor S.A – 2Q21 Earnings Release	15

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended on June 30, 2021 and 2020

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	06.30.2021	06.30.2020
	ARS	ARS

Continuing operations
Revenue	47,148	59,513
Electric power purchases	(29,557)	(38,051)
Subtotal	17,591	21,462
Transmission and distribution expenses	(11,490)	(12,584)
Gross loss	6,101	8,878
Selling expenses	(5,035)	(6,817)
Administrative expenses	(3,089)	(2,835)
Other operating income	2,054	1,700
Other operating expense	(1,674)	(1,147)
Operating Profit (Loss)	(1,643)	(221)
Financial income	22	18
Financial expenses	(10,183)	(4,404)
Other financial expense	658	(2,123)
Net financial expense	(9,503)	(6,509)
RECPAM	11,473	4,891
Profit (Loss) before taxes	327	(1,839)

Income tax	(11,963)	(853)
Profit (Loss) for the period	(11,636)	(2,692)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(13.30)	(3.08)

Edenor S.A – 2Q21 Earnings Release	16

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended on June 30, 2021 and 2020

Expressed at historical values

In millon of Argentine Pesos in constant purchising power	06.30.2021	06.30.2020
	ARS	ARS

Continuing operations
Revenue	43,213	37,870
Electric power purchases	(27,146)	(24,228)
Subtotal	16,067	13,641
Transmission and distribution expenses	(8,251)	(6,119)
Gross loss	7,816	7,522
Selling expenses	(4,183)	(4,130)
Administrative expenses	(2,442)	(1,575)
Other operating expense, net	496	398
Operating Profit (Loss)	1,687	2,215
Financial income	19	11
Financial expenses	(9,481)	(2,903)
Other financial expense	719	(1,268)
Net financial expense	(8,742)	(4,160)

RECPAM
Profit (Loss) before taxes	(7,055)	(1,946)

Income tax	55	(347)
Profit (Loss) for the period	(7,000)	(2,292)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(8.00)	(2.62)

Edenor S.A – 2Q21 Earnings Release	17

Condensed Interim Statements of Cash Flows

for the three-month period ended on June 30, 2021 and 2020

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	06.30.2021	06.30.2020
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(11,636)	(2,692)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	15,759	9,303

Changes in operating assets and liabilities:
Increase in trade receivables	(3,130)	(3,405)
Increase in trade payables	(3,033)	(3,160)
Income tax payment	-	(2,213)
Cammesa Commercial Financing	13,435	13,660
Others	(465)	(556)

Net cash flows provided by operating activities	10,930	10,937

Net cash flows used in investing activities	(7,299)	(383)

Net cash flows used in financing activities	(701)	(2,587)

Net (decrease) increase in cash and cash equivalents	2,930	7,967

Cash and cash equivalents at beginning of year	5,463	698
Exchange differences in cash and cash equivalents	163	(113)
Result for exposure to inflation in cash and cash equivalents	1	(39)
Net decrease in cash and cash equivalents	2,930	7,967
Cash and cash equivalents at the end of period	8,557	8,513

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement
Acquisitions of property, plant and equipment through increased trade payables	(609)	(679)
Acquisitions of assets for rights of use through an increase in other debts	(309)	(132)

Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A – 2Q21 Earnings Release	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 9, 2021